UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67605 / August 7, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14933

In the Matter of	
APOGEE TECHNOLOGY, INC.,	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Apogee Technology, Inc. ("Apogee" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 2, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Apogee (CIK No. 823876) is a Delaware corporation located in Norwood, Massachusetts that develops and markets drug delivery systems. Apogee has a class of securities that is registered under Exchange Act Section 12(g). On April 16, 2010, the Commission instituted administrative proceedings pursuant to Section 12(j) of the Exchange Act to determine whether the registration of Apogee's securities should be suspended or revoked. The Division of Enforcement alleged in those prior administrative proceedings that Apogee was delinquent in its required periodic filings with the Commission. That matter was settled in August 2010 when Apogee agreed to make all then-delinquent periodic filings by August 16, 2010, which it did. The Commission had also previously filed a civil injunctive action against Apogee and others on May 19, 2009, alleging that the defendants engaged in a scheme to inflate Apogee's reported revenue. A judgment by consent was entered against Apogee in that action on May 22, 2009. Among other things, the judgment enjoined Apogee from future violations of Section 17(a) of the Securities Act of 1933 ("Securities Act") and Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act, and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder.

      2.   Respondent is delinquent in its periodic filings with the Commission. In particular, Apogee failed to file a Form 10-K for the 2011 fiscal year, and failed to file Forms 10-Q for the third quarter of the 2011 fiscal year and the first quarter of the 2012 fiscal year.

      3.   Apogee's Form 10-Q for the quarter ended September 30, 2011 was due on November 14, 2011. On November 15, 2011, Apogee timely filed a Form 12b-25 announcing that it was unable to timely file its Form 10-Q for the quarter ended September 30, 2011 because the report "cannot be filed without unreasonable effort [or] expense" and representing that it would be filed on or before the fifth calendar day following the prescribed due date, which would have been November 21, 2011. To date, Apogee has not filed this Form 10-Q.

      4.   Apogee's Form 10-K for the fiscal year ended December 31, 2011 was due on March 30, 2012. To date, Apogee has not filed this Form 10-K.

      5.   Apogee's Form 10-Q for the quarter ended March 31, 2012 was due on May 15, 2012. To date, Apogee has not filed this Form 10-Q.

      6.   Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports (Form 10-K) and Rule 13a-13 requires issuers to file quarterly reports (Form 10-Q).

7.   As a result of its failure to make the required periodic filings described above, since the period ended June 30, 2011, Respondent failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary